LogProstyle
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VOTE

Your vote matters – here's how to vote!

You may vote online instead of mailing this card.

Votes submitted electronically or by mail must be received by 11:59 pm (ET) on June 24, 2025 / 0:59 pm (Japan Standard Time) on June 25, 2025.

Online
Go to **www.investorvote.com/lgps** or scan the QR code — login details are located in the shaded bar below.

Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/lgps

Using a black ink pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

2025 Annual Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.▼

- Proposals — The Board of Directors recommend a vote FOR all the nominees listed in Proposal 3 and FOR all the other Proposals.
- If both online voting and return of the Proxy Card are conducted, the one received last will be considered valid expression of intent.
- If you vote more than once via the Internet, only your most recent vote will be considered valid.
- If you do not indicate either approval or disapproval of a proposal on the Proxy Card, your vote will be counted as in favor of that proposal.

+

	For	Against	Abstain
1. Approval of the Non-Consolidated Financial Statements for the 8th Fiscal Year (April 1, 2024 to March 31, 2025).	☐	☐	☐
2. Amendments to the Articles of Incorporation	☐	☐	☐

3. Election of Ten (10) Directors:

	For	Against	Abstain
01 - Yasuyuki Nozawa	☐	☐	☐
02 - Satoshi Oyamatsu	☐	☐	☐
03 - Kentaro Tachibana	☐	☐	☐
04 - Tamotsu Moriyama	☐	☐	☐
05 - Seishi Miyajima	☐	☐	☐
06 - Izumi Takemoto	☐	☐	☐
07 - Hajime Yamashita	☐	☐	☐
08 - Taiji Ito	☐	☐	☐
09 - John A. Stapleton	☐	☐	☐
10 - Katharyn (Katie) Field	☐	☐	☐

	For	Against	Abstain
4. Election of Accounting Auditor	☐	☐	☐
5. Approval of Dividend	☐	☐	☐
6. Establishment of a Performance Share Plan with Post-Vesting Delivery and Approval of Remuneration Thereunder for Directors (excluding Independent Directors), Executive Officers, and Directors of Subsidiaries	☐	☐	☐

1 U P X

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045LWF

2025 Annual Meeting Admission Ticket

2025 Annual Meeting of LogProstyle Inc. Shareholders

Japan Standard Time: Monday, June 30, 2025, 10:00 pm / ET: Monday, June 30, 2025, 9:00 am
Head Office of LogProstyle Inc.
13th Floor, Aoyama Building, 1-2-3 Kita-Aoyama, Minato-ku, Tokyo, Japan

Upon arrival, please present this admission ticket at the reception desk at the venue

The 2025 Annual Meeting of Shareholders of LogProstyle Inc. will be streamed on Japan Standard Time: Monday, June 30, 2025 at 10:00pm / ET: Monday, June 30, 2025 at 9:00 am, virtually via the internet at meetnow.global/MNNHY66.

To access the live stream, you must have the information that is printed in the shaded bar located on the reverse side of this form.

Please note that listening to the live stream does not constitute attendance under the Companies Act of Japan. In addition, shareholders will not be able to vote, submit questions, or make motions during the live stream. If you plan to listen to the live stream, please be sure to vote in advance either online or by mail

Small steps make an impact.

Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/lgps

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.▼

LogProstyle Inc.

Notice of 2025 Annual Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual Meeting — June 30, 2025

Yasuyuki Nozawa (Chief Executive Officer of LogProstyle Inc.) and Kentaro Tachibana (Chief Financial Officer of LogProstyle Inc.), or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of LogProstyle Inc. to be held on June 30, 2025 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR all the nominees listed in Proposal 3 and FOR all the other Proposals.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)

A Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

B Non-Voting Items

Change of Address — Please print new address below.	**Comments** — Please print your comments below.